Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Ron Hicks Joins Claude's Board

    SASKATOON, SK, May 18 /CNW/ - Arnie E. Hillier, Chairman of Claude
Resources Inc., is pleased to announce that Ron Hicks, C.A. has joined the
Company's Board of Directors, having been elected at the Company's Annual
General Meeting held on May 9, 2006. Mr. Hicks, a resident of Saskatoon, joined Deloitte & Touche LLP in 1959 and was admitted to partnership in 1977 until his retirement in August 2000. Ron is a member of the Institute of
Chartered Accountants of Saskatchewan ("ICAS"). He is currently a Director, the Treasurer and Chairman of the Audit and Risk Committee of Ducks Unlimited
Canada and is also a member of the Corporate Governance Committee. Ron is a member of the Audit and Finance Committee for Ducks Unlimited USA. In his
career, he has served as director with Dickenson Mines Limited, Kam Kotia
Mines Limited, Saskatchewan Government Insurance and Prairie Malt Limited.
Mr. Hicks served as Chairman of the Saskatchewan Roughrider Football Club
(Saskatoon Committee), Ducks Unlimited (Saskatoon Committee), ICAS Public
Practice Review and Appraisal Committee and Admissions Committee. "Ron Hicks
is an outstanding addition to the Claude Resources' Board of Directors. We expect him to play an important role in the accomplishment of the Company's long-term growth plans" stated Mr. Hillier.

    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President & CEO, (306) 668-7505;
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on Tools for Investors./
    (CRJ. CGR)

CO:  Claude Resources Inc.

CNW 16:28e 18-MAY-06